UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GFI Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

361652209

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361652209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jersey Partners Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 12,642,418

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 12,642,418

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,642,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 361652209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) N-Two LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 12,642,418

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 12,642,418

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,642,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 361652209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Magnetic Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 12,642,418

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 12,642,418

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,642,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 361652209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael A. Gooch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 12,672,243*

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 12,672,243*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,672,243*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.2%

12.	Type of Reporting Person (See Instructions) IN

*Includes 13,584 shares of Common Stock which are held for the benefit of Mr. Gooch’s wife and 10,526 shares of Common Stock which are held by the Gooch Investment Trust.  Mr. Gooch disclaims beneficial ownership with respect to these shares.

Item 1.
	(a)	Name of Issuer GFI Group Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 Wall Street New York, NY 10005

Item 2.
	(a)	Name of Person Filing Jersey Partners Inc. N-Two LLC Magnetic Management LLC Michael A. Gooch
	(b)	Address of Principal Business Office or, if none, Residence 1111 Route 110 Suite 327-328 Farmington, NY 11735
	(c)	Citizenship For Jersey Partners Inc.: New York For N-Two LLC and Magnetic Management LLC: Delaware For Michael A. Gooch: New Jersey
	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 361652209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the response to Item 9 on the attached cover page(s).
(b) Percent of class: See the response to Item 11 on the attached cover page(s).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the response to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote See the response to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of See the response to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of See the response to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

Jersey Partners Inc.

By:	/s/ Michael A. Gooch
Name: Michael A. Gooch
Title: President

N-Two LLC
By: Jersey Partners Inc., its managing member

By:	/s/ Michael A. Gooch
Name: Michael A. Gooch
Title: President

Magnetic Management LLC
By: Jersey Partners Inc., its sole member

By:	/s/ Michael A. Gooch
Name: Michael A. Gooch
Title: President

Michael A. Gooch

/s/ Michael A. Gooch